Mail Stop 3561

October 29, 2007

Gameznflix, Inc.
Arthur De Joya-Chief Financial Officer
1535 Blackjack Road
Franklin, Kentucky 42134

> **Re:** **Gameznflix, Inc.**
> **Form 10-KSB for the year ended December 31, 2006**
> **Filed March, 29, 2007**
> **File No. 000-29113**

Dear Mr. De Joya:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

David R. Humphrey
Branch Chief- Accountant